Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 2, 2003

BY AND AMONG

MONARCH COMMUNITY BANCORP, INC.,

MONARCH ACQUISITION CORP.

AND

MSB FINANCIAL, INC.

TABLE OF CONTENTS

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EXHIBITS

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Agreement and Plan of Merger

This is an **Agreement and Plan of Merger**, dated as of the 2nd day of September, 2003 ("**Agreement**"), by and between **Monarch Community Bancorp, Inc.**, a Maryland corporation ("**MCBF**"), Monarch Acquisition Corp., a Maryland corporation ("**Acquisition Sub**") and **MSB Financial, Inc.**, a Maryland corporation ("**MSB**").

Introductory Statement

The Board of Directors of each of MCBF and MSB (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of MCBF or MSB, as the case may be, and in the best long-term interests of the stockholders of MCBF or MSB, as the case may be, and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies.

MCBF and MSB each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to MCBF's willingness to enter into this Agreement, each of the members of the Board of Directors of MSB has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he will vote his shares of MSB Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
DEFINITIONS

For purposes of this Agreement:

"**Acquisition Proposal**" means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving MSB or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of MSB's

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consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of MSB's capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

"**Acquisition Sub**" means Monarch Acquisition Corp., a Maryland corporation.

"**Acquisition Sub Common Stock**" means the common stock, par value $.01 per share of Acquisition Sub.

"**Agreement**" means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

"**Articles of Merger**" shall have the meaning given to that term in *Section 2.3*.

"**Bank Merger**" shall have the meaning given to that term in *Section 2.12*.

"**Bank Merger Act**" means the Bank Merger Act, as amended.

"**Cash Consideration**" shall have the meaning given to that term in *Section 2.5(a)*.

"**Certificate**" shall have the meaning given to that term in *Section 2.6(b)*.

"**Closing**" shall have the meaning given to that term in *Section 2.2*.

"**Closing Date**" shall have the meaning given to that term in *Section 2.2*.

"**Continuing Employee**" shall have the meaning given to that term in *Section 5.12(a)*.

"**CRA**" means the Community Reinvestment Act.

"**Disclosure Letter**" shall have the meaning given to that term in *Section 3.1*.

"**Dissenters' Shares**" shall have the meaning given to that term in *Section 2.11*.

"**Effective Time**" shall have the meaning given to that term in *Section 2.3*.

"**Environmental Law**" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or

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administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called "Superfund" or "Superlien" law, each as amended and as now in effect.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Affiliate**" means any entity that is considered one employer with MSB under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Exchange Agent**" shall have the meaning given to that term in *Section 2.6(c)*.

"**Exchange Ratio**" shall have the meaning given to that term in *Section 2.5(a)*.

"**Excluded Shares**" shall consist of (i) Dissenters' Shares and (ii) shares held directly or indirectly by MCBF (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

"**FDIA**" means the Federal Deposit Insurance Act, as amended.

"**FDIC**" means the Federal Deposit Insurance Corporation.

"**GAAP**" means generally accepted accounting principles.

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"**Government Regulator**" means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

"**Governmental Entity**" means any court, administrative agency or commission or other governmental authority or instrumentality.

"**Hazardous Material**" means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

"**HOLA**" means the Home Owners' Loan Act, as amended.

"**Indemnified Party**" shall have the meaning given to that term in *Section 5.13(a)*.

"**IRC**" means the Internal Revenue Code of 1986, as amended.

"**IRS**" means the Internal Revenue Service.

"**knowledge**" means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than senior vice president.

"**Letter of Transmittal**" shall have the meaning given to that term in *Section 2.6(a)*.

"**Lien**" means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

"**Loan**" means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

"**Loan Property**" means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

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"**Marshall ESOP**" shall have the meaning given to that term in *Section 5.12(d)*.

"**Marshall Pension Plan**" shall have the meaning given to that term in *Section 5.12(c)*.

"**Marshall Savings Bank**" shall have the meaning given to that term in *Section 2.12*.

"**Material Adverse Effect**" means an effect which is material and adverse to the business, financial condition or results of operations of MSB or MCBF, as the context may dictate, and its Subsidiaries taken as a whole; *provided*, *however*, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both MCBF and MSB, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally within the region in which MCBF and MSB operate, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of MCBF or MSB taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

"**Maximum Insurance Amount**" shall have the meaning given to that term in *Section 5.13(c)*.

"**Measurement Period**" means the twenty consecutive trading days ending on the date of the Stockholder Meeting or the date on which the OTS approves the Merger, whichever occurs later.

"**Merger**" shall have the meaning given to that term in *Section 2.1*.

"**Merger Consideration**" shall have the meaning given to that term in *Section 2.5(a)*.

"**MCBF**" shall have the meaning given to that term in the preamble.

"**MCBF Common Stock**" means the common stock, par value $.01 per share, of MCBF.

"**MCBF Price**" means the average of the closing sales prices of MCBF Common Stock, as reported on The Nasdaq SmallCap Market, during the Measurement Period; provided, however, that in the event MCBF Common Stock does not trade on one or more of the trading days in the Measurement Period, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales price and number of days on which MCBF Common Stock actually traded during the Measurement Period.

"**MCBF Regulatory Filings**" shall have the meaning given to that term in *Section 3.3(g)(ii)*.

"**MCBF's Reports**" shall have the meaning given to that term in *Section 3.3(g)(i)*.

"**MGCL**" means the Maryland General Corporation Law.

"**Monarch 401(k) Plan**" shall have the meaning given to that term in *Section 5.12(e)*.

"**Monarch Community Bank**" shall have the meaning given to that term in *Section 2.12*.

"**Monarch ESOP**" shall have the meaning given to that term in *Section 5.12(e)*.

"**Monarch Pension Plan**" shall have the meaning given to that term in *Section 5.12(c)*.

"**MSB**" shall have the meaning given to that term in the preamble.

"**MSB Common Stock**" means the common stock, par value $.01 per share, of MSB.

"**MSB Employee Plans**" shall have the meaning given to that term in *Section 3.2(r)(i)*.

"**MSB Option**" shall have the meaning given to that term in *Section 2.10(a)*.

"**MSB Pension Plan**" shall have the meaning given to that term in *Section 3.2(r)(iii)*.

"**MSB Qualified Plan**" shall have the meaning given to that term in *Section 3.2(r)(iv)*.

"**MSB Regulatory Filings**" shall have the meaning given to that term in *Section 3.2(g)(ii)*.

"**MSB's Reports**" shall have the meaning given to that term in *Section 3.2(g)(i)*.

"**NASD**" means the National Association of Securities Dealers, Inc.

"**Option Consideration**" shall have the meaning given to that term in *Section 2.10(a)*.

"**OTS**" means the Office of Thrift Supervision.

"**Participation Facility**" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary

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capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

"**person**" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

"**Proxy Statement-Prospectus**" shall have the meaning given to that term in *Section 5.9(a)*.

"**Registration Statement**" shall have the meaning given to that term in *Section 5.9(a)*.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Stock Consideration**" shall have the meaning given to that term in *Section 2.5(a)*.

"**Stockholder Meeting**" shall have the meaning given to that term in *Section 5.8*.

"**Subsidiary**" means a corporation, partnership, joint venture or other entity in which MSB or MCBF, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

"**Superior Proposal**" means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) MSB's Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of MSB than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which MCBF has received written evidence of such person's ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of MSB Common Stock and (iv) is, in the opinion of MSB's financial advisor, more favorable to the stockholders of MSB from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by MCBF in response to such Acquisition Proposal).

"**Surviving Corporation**" shall have the meaning given to that term in *Section 2.1*.

"**taxes**" means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes and any applicable interest and penalties related thereto.

ARTICLE II
THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Acquisition Sub will merge with and into MSB ("**Merger**") at the Effective Time. At the Effective Time, the separate corporate existence of Acquisition Sub shall cease. MSB shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the "**Surviving Corporation**") in the Merger and shall continue to be governed by the MGCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the "**Closing**") will take place in the offices of Muldoon Murphy & Faucette LLP, 5101 Wisconsin Avenue, Washington, DC at 10:00 a.m. on the date designated by MCBF within thirty days following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date and location as the parties may otherwise agree (the "**Closing Date**").

2.3 Effective Time. In connection with the Closing, Acquisition Sub and MSB shall duly execute and deliver articles of merger (the "**Articles of Merger**") to the Maryland State Department of Assessments and Taxation for filing pursuant to the MGCL. The parties will make all other filings or recordings required under the MGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Maryland State Department of Assessments and Taxation or at such later date or time as Acquisition Sub and MSB agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the "**Effective Time**").

2.4 Effects of the Merger. The Merger will have the effects set forth in the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, MSB shall possess all of the properties, rights, privileges, powers and franchises of Acquisition Sub and be subject to all of the debts, liabilities and obligations of Acquisition Sub.

2.5 Effect on Outstanding Shares of MSB Common Stock.

(a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of MSB Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into (i) the right to receive $15.04 in cash

without interest (the "**Cash Consideration**") plus (ii) the number of shares of MCBF Common Stock equal to the Exchange Ratio (as defined below) (the "**Stock Consideration**"). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the "**Merger Consideration**." The "**Exchange Ratio**" shall be equal (rounded to the nearest ten-thousandth) to (A) 0.3547 if the MCBF Price is $10.60 or less, (B) the result obtained by dividing $3.76 by the MCBF Price if the MCBF Price is greater than $10.60 and less than $16.60 and (C) 0.2265 if the MCBF Price is $16.60 or more.

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of MCBF Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, MCBF shall pay to each holder of MSB Common Stock who would otherwise be entitled to a fraction of a share of MCBF Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the MCBF Price.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of MCBF Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of MSB Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters' Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of MCBF Common Stock that are held by MSB, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters' Shares shall be converted into shares of MCBF Common Stock pursuant to this *Section 2.5* but instead shall be treated in accordance with the provisions set forth in *Section 2.11* of this Agreement.

2.6 Exchange Procedures.

(a) Appropriate transmittal materials ("**Letter of Transmittal**") in a form satisfactory to MCBF and MSB shall be mailed as soon as practicable after the Effective Time to each holder of record of MSB Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed by each holder of record only if accompanied by certificates representing all shares of MSB Common Stock to be converted thereby.

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(b) At and after the Effective Time, each Certificate previously representing shares of MSB Common Stock ("**Certificate**")(except as specifically set forth in *Section 2.5*) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, MCBF shall (i) reserve for issuance with its transfer agent and registrar, which shall serve as exchange agent for purposes of exchanging shares of MSB Common Stock for the Merger Consideration (the "**Exchange Agent**"), a sufficient number of shares of MCBF Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of MSB Common Stock, for exchange in accordance with this *Section 2.6*, an amount of cash sufficient to pay the aggregate Cash Consideration.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as MCBF may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of MCBF Common Stock that such holder has the right to receive pursuant to *Section 2.5*, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to *Section 2.5*, if any, (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to *Section 2.5*, and any dividends or other distributions to which such holder is entitled pursuant to *Section 2.5*). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute MCBF Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of MCBF Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of

MSB Common Stock not registered in the transfer records of MSB, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such MSB Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of MCBF and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to MCBF Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of MCBF Common Stock hereunder until such person surrenders his

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or her Certificates in accordance with this *Section 2.6*. Upon the surrender of such person's Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of MCBF Common Stock represented by such person's Certificates.

(f) The stock transfer books of MSB shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of MSB of any shares of MSB Common Stock. If, after the Effective Time, Certificates are presented to MCBF, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this *Section 2.6*.

(g) Any portion of the aggregate amount of cash to be paid pursuant to *Section 2.5*, any dividends or other distributions to be paid pursuant to this *Section 2.6* or any proceeds from any investments thereof that remains unclaimed by the stockholders of MSB for six months after the Effective Time shall be repaid by the Exchange Agent to MCBF upon the written request of MCBF. After such request is made, any stockholders of MSB who have not theretofore complied with this *Section 2.6* shall look only to MCBF for the Merger Consideration deliverable in respect of each share of MSB Common Stock such stockholder holds, as determined pursuant to *Section 2.5* of this Agreement, without any interest thereon. If any Merger Consideration is not claimed by the person(s) entitled thereto prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of MCBF (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of MSB Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) MCBF and the Exchange Agent shall be entitled to rely upon MSB's stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, MCBF and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or MCBF, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with

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respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to *Section 2.5*.

2.7 Effect on Outstanding Shares of Acquisition Sub Common Stock. At and after the Effective Time, each share of Acquisition Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted and exchanged for one share of common stock of the Surviving Corporation.

2.8 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Acquisition Sub serving immediately prior to the Effective Time.

2.9 Articles of Incorporation and Bylaws. The articles of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.10 Treatment of Stock Options and Restricted Stock.

(a) At the Effective Time, each option to acquire shares of MSB Common Stock (a "**MSB Option**") granted pursuant to the MSB Financial, Inc. 1995 Stock Option and Incentive Plan and MSB Financial, Inc. 1997 Stock Option and Incentive Plan (collectively the "**MSB Option Plan**") that is then outstanding and unexercised, whether or not then vested, shall be canceled, and in lieu thereof the holders of such options shall be paid in cash an amount equal to the amount by which the product of (i) the number of shares of MSB Common Stock subject to such option at the Effective Time and (ii) the amount by which the sum of (A) the product of (x) the Exchange Ratio multiplied by (y) the MCBF Price plus (B) the Cash Consideration (the "**Option Consideration**") exceeds the exercise price per share of such option, net of any amounts that must be withheld under federal and state income and employment tax requirements. In the event that the exercise price of a MSB Option is greater than the Option Consideration, then at the Effective Time such MSB Option shall be canceled without any payment made in exchange therefor. At the Effective Time, the MSB Option Plan shall be deemed terminated. At the election of MCBF, either MCBF or MSB will take or cause to be taken all action necessary to provide for cancellation of the MSB Options and the payment of the amounts required in connection therewith effective at or before the Effective Time.

(b) At the Effective Time, each share of restricted stock outstanding as of the Effective Time and issued pursuant to the MSB Financial, Inc. Recognition and Retention Plan, to the

extent not already vested, shall vest and shall represent a right to receive the same Merger Consideration provided to other holders of MSB Common Stock pursuant to *Section 2.5* above, net of any amounts that must be withheld under federal and state income and employment tax requirements.

2.11 Dissenters' Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of MSB Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger and who shall have filed with MSB a written objection to the Merger at or before the Stockholder Meeting (collectively, the **"Dissenters' Shares"**) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the MGCL, except that all Dissenters' Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to payment of the fair value of such shares under the MGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender, in the manner provided in *Section 2.6*, of the MSB Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. MSB shall give MCBF (i) prompt notice of any written objections to the Merger, attempted withdrawals of demands for payment and any other instruments served pursuant to the MGCL and received by MSB relating to Dissenters' Shares, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the MGCL consistent with the obligations of MSB thereunder. MSB shall not, except with prior written consent of MCBF, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment or (z) waive any failure to timely deliver a written objection to the Merger or timely take any other action to perfect dissenters' rights in accordance with the MGCL.

2.12 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Monarch Community Bank ("Monarch Community Bank"), a wholly owned subsidiary of MCBF, and Marshall Savings Bank, F.S.B. ("Marshall Savings Bank"), a wholly owned subsidiary of MSB, shall, at the request of MCBF, enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which Marshall Savings Bank will merge with and into Monarch Community Bank (the "Bank Merger"). The parties intend that the Bank Merger will become effective simultaneously with or as soon as practicable following the Effective Time.

2.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, MCBF may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as MCBF may reasonably determine to effect the purposes of this Agreement; *provided, however,* that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay the receipt of any regulatory approval referred to in,

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or the consummation of the transactions contemplated by, this Agreement. In the event that MCBF elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Prior to the execution and delivery of this Agreement, MCBF and MSB have each delivered to the other a letter (each, its "**Disclosure Letter**") setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate in relation to any or all of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate). The mere inclusion of a fact, circumstance or event in a Disclosure Letter shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Material Adverse Effect. Any matter disclosed pursuant to one section of a party's Disclosure Letter shall be deemed disclosed for all purposes of such party's Disclosure Letter.

3.2 Representations and Warranties of MSB. MSB represents and warrants to MCBF that, except as disclosed in MSB's Disclosure Letter:

(a) *Organization and Qualification*. MSB is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is registered with the OTS as a savings and loan holding company. MSB has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. MSB is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on MSB.

(b) *Subsidiaries*.

(i) MSB's Disclosure Letter sets forth with respect to each of MSB's Subsidiaries its name, its jurisdiction of incorporation, MSB's percentage ownership, the number of shares of stock owned or controlled by MSB and the name and number of shares held by any other person who owns any stock of the Subsidiary. MSB owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to MSB's right to vote or dispose of any equity securities of its Subsidiaries. MSB's ownership interest in each of its Subsidiaries is in compliance with all

applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federally chartered savings associations.

(ii) Each of MSB's Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of MSB are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of MSB other than Marshall Savings Bank is an "insured depository institution" as defined in the FDIA and the applicable regulations thereunder. Marshall Savings Bank is a qualified thrift lender pursuant to Section 10(m) of the HOLA and its deposits are insured by the FDIC through the Savings Association Insurance Fund to the fullest extent permitted by law. Marshall Savings Bank is a member in good standing of the Federal Home Loan Bank of Indianapolis.

(c) *Capital Structure*.

(i) The authorized capital stock of MSB consists of:

(A) 4,000,000 shares of MSB Common Stock; and

(B) 2,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of the date of this Agreement:

(A) 1,306,733 shares of MSB Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) no shares of MSB preferred stock are issued and outstanding;

(C) 78,856 shares of MSB Common Stock are reserved for issuance pursuant to outstanding MSB Options; and

(D) 324,248 shares of MSB Common Stock are held in treasury by MSB or otherwise directly or indirectly owned by MSB.

(iii) Set forth in MSB's Disclosure Letter is a complete and accurate list of all outstanding MSB Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of MSB may vote are issued or outstanding.

(v) Except as set forth in this *Section 3.2(c)*, as of the date of this Agreement, (A) no shares of capital stock or other voting securities of MSB are issued, reserved for issuance or outstanding and (B) neither MSB nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating MSB or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of MSB or obligating MSB or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of MSB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of MSB or any of its Subsidiaries.

(d) *Authority*. MSB has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of MSB's Board of Directors, and no other corporate proceedings on the part of MSB are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of MSB Common

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Stock. This Agreement has been duly and validly executed and delivered by MSB and constitutes a valid and binding obligation of MSB, enforceable against MSB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) *No Violations*. The execution, delivery and performance of this Agreement by MSB do not, and the consummation of the transactions contemplated by this Agreement (including the Bank Merger) by MSB and Marshall Savings Bank will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which MSB or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of MSB or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of MSB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which MSB or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MSB.

(f) *Consents and Approvals.* No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by MSB of this Agreement or the consummation by MSB of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement's effectiveness under the Securities Act, (iii) the registration or qualification of the shares of MCBF Common Stock to be issued in exchange for shares of MSB Common Stock under state securities or "blue sky" laws and (iv) the listing of the shares of MCBF

Common Stock to be issued in exchange for shares of MSB Common Stock on The Nasdaq SmallCap Market. As of the date hereof, MSB knows of no reason pertaining to MSB why any of the approvals referred to in this *Section 3.2(f)* should not be obtained without the imposition of any material condition or restriction described in *Section 6.1(b)*.

(g) *Securities and Regulatory Filings*.

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(i) MSB has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents, and all amendments thereto, that it has been required to file under the Securities Act or the Exchange Act (collectively, **"MSB's Reports"**). None of MSB's Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of MSB's Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of MSB included in MSB's Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(ii) MSB and each Subsidiary of MSB has filed with any Government Regulator all reports, schedules, registrations and statements, and all amendments thereto, that it has been required to file since June 30, 1998 (collectively, "**MSB Regulatory Filings**"). As of their respective dates, each of the MSB Regulatory Filings complied in all material respects with all of the laws, rules and regulations of the Government Regulator with which they were filed. None of the MSB Regulatory Filings, as the same may have been amended from time to time, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(h) *Financial Statements*. MSB has previously made available to MCBF copies of (i) the consolidated balance sheets of MSB and its Subsidiaries as of June 30, 2002 and 2001 and related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the two-year period ended June 30, 2002, together with the notes thereto, accompanied by the audit report of MSB's independent public auditors, as reported in MSB's Annual Report on Form 10-KSB for the year ended June 30, 2002 filed with the SEC and (ii) the unaudited consolidated balance sheet of MSB and its Subsidiaries as of March 31, 2003 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the nine months ended March 31, 2003 and 2002, as reported in MSB's Quarterly Report on Form 10-QSB for the period ended March 31, 2003 filed with the SEC. Such financial statements were prepared from the books and records of MSB and its Subsidiaries, fairly present the consolidated financial position of MSB and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of MSB and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; *provided, however,* that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books

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and records of MSB and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) *Undisclosed Liabilities*. Neither MSB nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of MSB as of March 31, 2003 as included in MSB's Quarterly Report on Form 10-QSB for the period ended March 31, 2003, except for (i) liabilities incurred since March 31, 2003 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on MSB and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) *Absence of Certain Changes or Events*. Except as disclosed in MSB's Reports filed with the SEC prior to the date of this Agreement, and except for actions and omissions of MSB taken with the prior written consent of MCBF in contemplation of the transactions contemplated hereby and for direct effects of compliance with this Agreement on the operating performance of MSB, including expenses incurred by MSB in consummating the transactions contemplated by this Agreement, since March 31, 2003, (i) MSB and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices, (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on MSB or on the ability of MSB to complete the transactions contemplated by this Agreement, (iii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by MSB or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business, (iv) neither MSB nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees and (v) there has been no change in any accounting principles, practices or methods of MSB or any of its Subsidiaries other than as required by GAAP.

(k) *Litigation.* There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of MSB, threatened against or affecting MSB or any of its Subsidiaries or any property or asset of MSB or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MSB or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. To the knowledge of MSB, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against MSB or any of its Subsidiaries. There are no judgments, decrees, injunctions,

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orders or rulings of any Governmental Entity or arbitrator outstanding against MSB or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MSB.

(l) *Absence of Regulatory Actions*. Since June 30, 1998, neither MSB nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of MSB or its Subsidiaries.

(m) *Compliance with Laws*. The businesses of MSB and each of its Subsidiaries are not being conducted in violation of any statutes, laws, regulations, ordinances, rules, judgements, orders or decrees applicable to it or the employees conducting such business, except for possible violations that either individually or in the aggregate will not have a Material Adverse Effect on MSB. MSB and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither MSB nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MSB.

(n) *Taxes*. All federal, state, local and foreign tax returns required to be filed by or on behalf of MSB or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by MSB or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on MSB's balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of MSB or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where MSB or any of its Subsidiaries do not file tax returns that MSB or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due

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with respect to completed and settled examinations or concluded litigation relating to MSB or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on MSB's balance sheet (in accordance with GAAP). MSB and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. MSB and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and MSB and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither MSB nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any "excess parachute payments" within the meaning of Section 280G of the IRC and neither MSB nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a MSB Option or upon the issuance of any MSB Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(o) *Agreements*.

(i) MSB and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), to be performed after the date hereof that has not been filed with MSB's Reports.

(ii) MSB's Disclosure Letter lists any contract, arrangement, commitment or understanding (whether written or oral) not filed with MSB's Reports to which MSB or any of its Subsidiaries is a party or is bound:

(A) with any executive officer or other key employee of MSB or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving MSB or any of its Subsidiaries of the nature contemplated by this Agreement;

(B) with respect to the employment of any directors, officers, employees or consultants;

(C) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the

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basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D) containing covenants that limit the ability of MSB or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, MSB (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which MSB or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F) not fully disclosed in MSB's Reports that relates to borrowings of money (or guarantees thereof) by MSB or any of its Subsidiaries in excess of $50,000;

(G) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis; or

(H) the termination of which would require payment by MSB or any of its Subsidiaries in excess of $25,000.

(iii) Neither MSB nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of MSB, no other party to any such agreement (excluding any loan or extension of credit made by MSB or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on MSB.

(p) *Intellectual Property*. MSB and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its businesses, and neither MSB nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of MSB and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

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(q) *Labor Matters*. MSB and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither MSB nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is MSB or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving MSB or any of its Subsidiaries pending or, to the knowledge of MSB, threatened.

(r) *Employee Benefit Plans*.

(i) MSB's Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of MSB or any of its Subsidiaries (hereinafter referred to collectively as the "**MSB Employee Plans**"). MSB has previously delivered or made available to MCBF true and complete copies of each agreement, plan and other documents referenced in MSB's Disclosure Letter. There has been no announcement or commitment by MSB or any of its Subsidiaries to create an additional MSB Employee Plan, or to amend any MSB Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such MSB Employee Plan.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any MSB Employee Plan. All of the MSB Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the MSB Employee Plans which is likely to result in the imposition of any penalties or taxes upon MSB or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by MSB or any of its Subsidiaries to be incurred with respect to any MSB Employee Plan which is subject to Title IV of ERISA ("**MSB Pension Plan**"), or with respect to any "single-employer plan" (as defined in Section 4001(a) of ERISA) currently or formerly maintained by MSB or any ERISA Affiliate. No MSB Pension Plan had an "accumulated funding deficiency" (as

defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each MSB Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such MSB Pension Plan as of the end of the most recent plan year with respect to the respective MSB Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such MSB Pension Plan as of the date hereof; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any MSB Pension Plan within the 12-month period ending on the date hereof. Neither MSB nor any of its Subsidiaries has provided, or is required to provide, security to any MSB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither MSB, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each MSB Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a "**MSB Qualified Plan**") has received a favorable determination letter from the IRS, and MSB and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each MSB Qualified Plan that is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such MSB Qualified Plan that, as of the end of the plan year, are not allocated to participants' individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither MSB nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any MSB Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(s) *Properties*.

(i) A description of each parcel of real property owned by MSB or a Subsidiary of MSB is set forth in MSB's Disclosure Letter. MSB and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. All real property and fixtures of MSB and each of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by MSB to be adequate for the current business of MSB and its Subsidiaries. To the knowledge of MSB, none of the buildings, structures or other improvements located on its real property encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) MSB and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of MSB and its Subsidiaries that is leased rather than owned, neither MSB nor any of its Subsidiaries is in default under the terms of any such lease.

(iii) A description of all real property leased by MSB or a Subsidiary of MSB is set forth in MSB's Disclosure Letter. Each lease pursuant to which MSB or any of its Subsidiaries as lessee, leases real or personal property, is valid and in full force and effect and neither MSB nor any of its Subsidiaries, nor, to MSB's knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease.

(t) *Fairness Opinion*. MSB has received the opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to MSB's stockholders.

(u) *Fees*. Other than financial advisory services performed for MSB by Keefe, Bruyette & Woods, Inc. pursuant to an agreement dated February 14, 2003, a true and complete copy of which has been previously delivered to MCBF, neither MSB nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for MSB or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) *Environmental Matters*.

(i) Each of MSB and its Subsidiaries, the Participation Facilities, and, to the knowledge of MSB, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

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(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of MSB, threatened, before any court, governmental agency or board or other forum against MSB or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by MSB or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of MSB, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or MSB or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither MSB nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by MSB or any of its Subsidiaries or any Participation Facility and no underground storage tanks have been closed or removed from any properties owned or operated by MSB or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) MSB's or its Subsidiary's ownership or operation of any of their respective current properties or (B) MSB's or its Subsidiary's participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of MSB, prior to the period of (A) MSB's or its Subsidiary's ownership or operation of any of their respective current properties or (B) MSB's or its Subsidiary's participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) *Loan Portfolio; Allowance for Loan Losses*.

(i) With respect to each Loan owned by MSB or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(B) neither MSB nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) MSB or a Subsidiary of MSB is the sole holder of legal and beneficial title to each Loan (or MSB's or its Subsidiary's applicable participation interest, as applicable), except as otherwise referenced on the books and records of MSB or a Subsidiary of MSB;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor MSB's practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in MSB's audited balance sheet at June 30, 2002 was, and the allowance for loan losses shown on the balance sheets in MSB's Reports for periods ending after June 30, 2002, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP. MSB has no knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the allowance for loan losses under GAAP.

(x) *Deposits*. The deposit accounts of Marshall Savings Bank are insured by the FDIC to the maximum extent permitted by law. None of the deposits of MSB or any of its Subsidiaries is a "brokered" deposit.

(y) *Anti-takeover Provisions Inapplicable*. MSB and its Subsidiaries have taken all actions required to exempt MCBF, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar laws or regulations.

(z) *Material Interests of Certain Persons*. No officer or director of MSB, or any "associate" (as such term is defined in Rule 12b-2 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of MSB or any of its subsidiaries.

(aa) *Insurance*. In the opinion of management, MSB and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by MSB and its Subsidiaries are in full force and effect, MSB and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

(bb) *Investment Securities; Derivatives*.

(i) Except for restrictions that exist for securities that are classified as "held to maturity," none of the investment securities held by MSB or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither MSB nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(cc) *Indemnification*. Except as provided in the articles of incorporation or bylaws of MSB and the similar organizational documents of its Subsidiaries, neither MSB nor any of its

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Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of MSB and, to the knowledge of MSB, there are no claims for which any such person would be entitled to indemnification under the articles of incorporation or bylaws of MSB or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(dd) *Corporate Documents*. MSB's Disclosure Letter contains a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of MSB and each of MSB's Subsidiaries, as in effect as of the date of this Agreement. Neither MSB nor any of MSB's Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of MSB and each of MSB's Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(ee) *MSB Information*. The information regarding MSB and its Subsidiaries to be supplied by MSB for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof as relate only to MCBF or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(ff) *Community Reinvestment Act Compliance*. Marshall Savings Bank is in material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Marshall Savings Bank currently has a CRA rating of satisfactory or better. To the knowledge of MSB, there is no fact or circumstance or set of facts or circumstances that would cause Marshall Savings Bank to fail to comply with such provisions or cause the CRA rating of Marshall Savings Bank to fall below satisfactory.

3.3 Representations and Warranties of MCBF. MCBF represents and warrants to MSB that, except as set forth in MCBF's Disclosure Letter:

(a) *Organization and Qualification*. MCBF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is registered with the OTS as a savings and loan holding company. MCBF has all requisite corporate power and

29

authority to own, lease and operate its properties and to conduct the business currently being conducted by it. MCBF is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on MCBF.

(b) *Subsidiaries*.

(i) MCBF owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to MCBF's right to vote or dispose of any equity securities of its Subsidiaries. MCBF's ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federally chartered savings associations.

(ii) Each of MCBF's Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on MCBF.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of MCBF are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of MCBF other than Monarch Community Bank is an "insured depository institution" as defined in the FDIA and the applicable regulations thereunder. Monarch Community Bank is a qualified thrift lender pursuant to Section 10(m) of the HOLA and its deposits are insured by the FDIC through the Savings Association Insurance Fund to the fullest extent

30

permitted by law. Monarch Community Bank is a member in good standing of the Federal Home Loan Bank of Indianapolis.

(c) *Capital Structure*.

(i) The authorized capital stock of MCBF consists of:

(A) 20,000,000 shares of MCBF Common Stock; and

(B) 5,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of the date of this Agreement:

(A) 2,403,250 shares of MCBF Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) no shares of MCBF preferred stock are issued and outstanding;

(C) 235,138 shares of MCBF Common Stock are reserved for issuance pursuant to outstanding grants or awards under MCBF's stock-based benefit plans; and

(D) no shares of MCBF Common Stock are held in treasury by MCBF or otherwise directly or indirectly owned by MCBF.

(iii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of MCBF may vote are issued or outstanding.

(iv) Except as set forth in this *Section 3.3(c)*, as of the date of this Agreement, (A) no shares of capital stock or other voting securities of MCBF are issued, reserved for issuance or outstanding and (B) neither MCBF nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating MCBF or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of MCBF or obligating MCBF or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of MCBF or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of MCBF or any of its Subsidiaries.

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(v) The shares of MCBF Common Stock to be issued in exchange for shares of MSB Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(d) *Authority*. MCBF has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of MCBF's Board of Directors, and no other corporate proceedings on the part of MCBF are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by MCBF and constitutes a valid and binding obligation of MCBF, enforceable against MCBF in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) *No Violations*. The execution, delivery and performance of this Agreement by MCBF do not, and the consummation of the transactions contemplated by this Agreement (including the Bank Merger) by MCBF and Monarch Community Bank will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which MCBF or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of MCBF or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of MCBF or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which MCBF or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MCBF.

(f) *Consents and Approvals.* No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by MCBF of this Agreement or the consummation by MCBF of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections

32

from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement's effectiveness under the Securities Act, (iii) the registration or qualification of the shares of MCBF Common Stock to be issued in exchange for shares of MSB Common Stock under state securities or "blue sky" laws and (iv) the listing of the shares of MCBF Common Stock to be issued in exchange for shares of MSB Common Stock on The Nasdaq SmallCap Market. As of the date hereof, MCBF knows of no reason pertaining to MCBF why any of the approvals referred to in this *Section 3.3(f)* should not be obtained without the imposition of any material condition or restriction described in *Section 6.1(b)*.

(g) *Securities and Regulatory Filings*.

(i) MCBF has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents, and all amendments thereto, that it has been required to file under the Securities Act or the Exchange Act (collectively, "**MCBF's Reports**"). None of MCBF's Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of MCBF's Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of MCBF included in MCBF's Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(ii) MCBF and each Subsidiary of MCBF has filed with any Government Regulator all reports, schedules, registrations and statements, and all amendments thereto, that it has been required to file since June 30, 1998 (collectively, "**MCBF Regulatory Filings**"). As of their respective dates, each of the MCBF Regulatory Filings complied in all material respects with all of the laws, rules and regulations of the Government Regulator with which they were filed. None of the

MCBF Regulatory Filings, as the same may have been amended from time to time contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(h) *Financial Statements*. MCBF has previously made available to MSB copies of (i) the consolidated balance sheets of MCBF and its Subsidiaries as of December 31, 2002 and 2001 and related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the two-year period ended December 31, 2002, together with the notes thereto, accompanied by the audit report of MCBF's independent public auditors, as reported in MCBF's

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Annual Report on Form 10-KSB for the year ended December 31, 2002 filed with the SEC and (ii) the unaudited consolidated balance sheet of MCBF and its Subsidiaries as of June 30, 2003 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the six months ended June 30, 2003 and 2002, as reported in MCBF's Quarterly Report on Form 10-QSB for the period ended June 30, 2003 filed with the SEC. Such financial statements were prepared from the books and records of MCBF and its Subsidiaries, fairly present the consolidated financial position of MCBF and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of MCBF and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; *provided, however,* that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of MCBF and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) *Undisclosed Liabilities*. Neither MCBF nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of MCBF as of June 30, 2003 as included in MCBF's Quarterly Report on Form 10-QSB for the period ended June 30, 2003, except for (i) liabilities incurred since June 30, 2003 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on MCBF and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) *Absence of Certain Changes or Events*. Except as disclosed in MCBF's Reports filed with the SEC prior to the date of this Agreement, since June 30, 2003, (i) MCBF and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on MCBF or on the ability of MCBF to complete the transactions contemplated by this Agreement.

(k) *Litigation.* There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of MCBF, threatened against or affecting MCBF or any of its Subsidiaries or any property or asset of MCBF or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MCBF or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. To the

34

knowledge of MCBF, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against MCBF or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any

Governmental Entity or arbitrator outstanding against MCBF or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MCBF.

(l) *Absence of Regulatory Actions*. Since June 30, 1998, neither MCBF nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of MCBF or its Subsidiaries.

(m) *Compliance with Laws*. The businesses of MCBF and each of its Subsidiaries are not being conducted in violation with any statutes, laws, regulations, ordinances, rules, judgements, orders or decrees applicable to it or the employees conducting such business, except for possible violations that either individually or in the aggregate will not have a Material Adverse Effect on MCBF. MCBF and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither MCBF nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MCBF.

(n) *Taxes*. All federal, state, local and foreign tax returns required to be filed by or on behalf of MCBF or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by MCBF or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on MCBF's balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any

35

---

taxes of MCBF or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where MCBF or any of its Subsidiaries do not file tax returns that MCBF or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to MCBF or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on MCBF's balance sheet (in accordance with GAAP). MCBF and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. MCBF and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and MCBF and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o) *Agreements*.

(i) MCBF and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), to be performed after the date hereof that has not been filed with MCBF's Reports.

(ii) Neither MCBF nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of MCBF, no other party to any such agreement (excluding any loan or extension of credit made by MCBF or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on MCBF.

(p) *MCBF Information*. The information regarding MCBF and its Subsidiaries to be supplied by MCBF for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(q) *Environmental Matters*.

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(i) Each of MCBF and its Subsidiaries, the Participation Facilities, and, to the knowledge of MCBF, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of MCBF, threatened, before any court, governmental agency or board or other forum against MCBF or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by MCBF or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of MCBF, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or MCBF or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither MCBF nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by MCBF or any of its Subsidiaries or any Participation Facility and no underground storage tanks have been closed or removed from any properties owned or operated by MCBF or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) MCBF's or its Subsidiary's ownership or operation of any of their respective current properties or (B) MCBF's or its Subsidiary's participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of MCBF, prior to the period of (A) MCBF's or its Subsidiary's ownership or operation of any of their respective current properties or (B) MCBF's or its Subsidiary's participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

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(r) *Deposits*. The deposit accounts of Monarch Community Bank are insured by the FDIC to the maximum extent permitted by law.

(s) *Insurance*. In the opinion of management, MCBF and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by MCBF and its Subsidiaries are in full force and effect, MCBF and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

(t) *Community Reinvestment Act Compliance*. Monarch Community Bank is in material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Monarch Community Bank currently has a CRA rating of satisfactory or better. To the knowledge of MCBF, there is no fact or circumstance or set of facts or circumstances that would cause Monarch Community Bank to fail to comply with such provisions or cause the CRA rating of Monarch Community Bank to fall below satisfactory.

(u) *Availability of Funds*. MCBF has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

(v) *Loan Portfolio; Allowance for Loan Losses*.

(i) With respect to each Loan owned by MCBF or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(B) neither MCBF nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) MCBF or a Subsidiary of MCBF is the sole holder of legal and beneficial title to each Loan (or MCBF's or its Subsidiary's applicable participation interest, as

38

applicable), except as otherwise referenced on the books and records of MCBF or a Subsidiary of MCBF;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor MSB's practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in MCBF's audited balance sheet at December 31, 2002 was, and the allowance for loan losses shown on the balance sheets in MCBF's Reports for periods ending after December 31, 2002, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP. MCBF has no knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the allowance for loan losses under GAAP.


ARTICLE IV
CONDUCT PENDING THE MERGER


4.1 Forbearances by MSB. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, MSB shall not, nor shall MSB permit any of its Subsidiaries to, without the prior written consent of MCBF, which consent shall not be unreasonably withheld:

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases and advantageous business relationships and fail to use its reasonable best efforts to retain the


39


services of its officers and employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than the creation of deposit liabilities, borrowings from the Federal Home Loan Bank that mature within one year and sales of certificates of deposit that mature within five years; *provided, however*, that in no event shall such borrowings from the Federal Home Loan Bank exceed an aggregate of $15,000,000;

(ii) purchase any brokered certificates of deposit; or

(iii) prepay any indebtedness or other similar arrangements so as to cause MSB to incur any prepayment penalty thereunder;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not in excess of $0.115 per share of MSB Common Stock and dividends paid by any of MSB's Subsidiaries for the purpose of enabling MSB to pay such dividends;

(iii) grant any stock appreciation rights or any limited rights under the MSB Employee Plans or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities,

contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those contracts or agreements individually involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $10,000 per annum and other than contracts or agreements covered by *Section 4.1(g)*;

(g) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $350,000 with respect to any individual borrower or (ii) loans or advances as to which MSB has a binding obligation to make such loans or advances as of the date hereof;

(h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of MSB or Marshall Savings Bank, or any entity controlled, directly or indirectly, by any of the foregoing;

(i) (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii) except as set forth in *Section 2.10*, voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(j) settle any claim, action or proceeding involving payment by it of money damages in excess of $15,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its articles of incorporation or bylaws, or similar governing documents;

(l) restructure or materially change its investment securities portfolio or its interest rate risk position through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n) make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes or other obligations due and owing;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines; or

(r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this *Section 4.1*.

Any request by MSB or response thereto by MCBF shall be made in accordance with the notice provisions of *Section 8.7* and shall note that it is a request pursuant to this *Section 4.1*.

4.2 Forbearances by MCBF. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, MCBF shall not, nor shall MCBF permit any of its Subsidiaries to, without the prior written consent of MSB, which shall not unreasonably be withheld:

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(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) amend its articles of incorporation or bylaws in a manner that would materially and adversely effect the benefits of the Merger to the stockholders of MSB;

(d) enter into any agreement with respect to an Acquisition Proposal with a third party that (i) reasonably could be expected to result in the Merger not being consummated or (ii) would be consummated prior to the Closing Date and would effect a change in the kind of Merger Consideration to be received by stockholders of MSB; or

(e) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this *Section 4.2*.

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ARTICLE V
COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, neither MSB, its Subsidiaries nor the officers and directors of MSB or any of its Subsidiaries shall, and MSB shall use all reasonable efforts to cause its employees and agents, including any investment banker, financial advisor, attorney, accountant or other representative retained by MSB or any of its Subsidiaries, not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than MCBF), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of MSB or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by MSB or any of its Subsidiaries shall be deemed to be a breach of this *Section 5.1* by MSB. Notwithstanding the foregoing, MSB may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this *Section 5.1*, (x) furnish non-public information with respect to MSB to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between MCBF and MSB dated January 27, 2003 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as MSB's Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failure to take such action is reasonably likely to result in a violation of its fiduciary duties under applicable law.

(b) Nothing contained in this *Section 5.1* shall prohibit MSB from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act.

(c) MSB will notify MCBF immediately orally (within 24 hours) and in writing (within 72 hours) of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to MCBF any written materials received by MSB or any of its Subsidiaries in connection therewith. MSB will keep MCBF informed of any

44

developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof. MSB will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. MSB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of *Section 5.1(a)* of the obligations undertaken in this *Section 5.1*. MSB will promptly request each person (other than MCBF) that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of a business combination with MSB or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of MSB or any of its Subsidiaries. MSB shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Certain Policies and Actions of MSB. At the request of MCBF, MSB shall cause Marshall Savings Bank to modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and investment and asset/liability management policies and practices so as to be consistent with those of Monarch Community Bank; *provided, however,* that MSB shall not be required to take such action prior to the date on which the conditions set forth in Sections 6.1(a), 6.1(b) and 6.1(e) have been satisfied, and until after receipt of written confirmation from MCBF that it is not aware of any fact or circumstance that would prevent completion of the Merger, and *provided further,* that such policies and procedures are consistent with GAAP and any applicable laws and regulations. MSB's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this *Section 5.2*.

5.3 Access and Information.

(a) Upon reasonable notice, MSB shall (and shall cause MSB's Subsidiaries to) afford MCBF and its representatives (including, without limitation, directors, officers and employees of MCBF and its affiliates and counsel, accountants and other professionals retained by MCBF) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to MSB and MSB's Subsidiaries as MCBF may reasonably request. Upon reasonable notice, MCBF shall (and shall cause Monarch Community Bank to) afford MSB and its representatives (including, without limitation, directors, officers and employees of MSB and its affiliates and counsel, accountants and other professionals retained by MSB) such reasonable access during normal business hours throughout the period prior to the Effective Time to the executive officers of MCBF and Monarch Community Bank and to such information regarding MCBF and its Subsidiaries as MSB may reasonably request. No investigation by any party pursuant to this *Section 5.3* shall affect or be deemed to modify any representation or warranty made by the other party in this Agreement.

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(b) From the date hereof until the Effective Time, MSB shall, and shall cause MSB's Subsidiaries to, promptly provide MCBF with (i) a copy of each report, schedule, registration statement and other document filed or received by it pursuant to the requirements of the Securities Act or the Exchange Act, (ii) a copy of each report filed with a Government Regulator, (iii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iv) a copy of each press release made available to the public and (v) all other information concerning its business, properties and personnel as MCBF may reasonably request. Notwithstanding the foregoing, neither MSB nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure relates to any party's compliance with this Agreement or would violate the rights of such entity's customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) Each of MCBF and MSB agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this *Section 5.3* for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, each of MCBF and MSB agrees that it will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this *Section 5.3* unless such information (i) was already known to it or an affiliate of it, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to it or an affiliate of it from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of the other party or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) From and after the date hereof, representatives of MCBF and MSB shall meet on a regular basis to discuss and plan for the conversion of MSB's and its Subsidiaries' data processing and related electronic informational systems to those used by MCBF and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. MSB and MCBF shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries' directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of MCBF, MSB or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger. MCBF and MSB shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to MCBF and MSB, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this *Section 5.4(a)*.

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5 Antitakeover Provisions. Each party and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt MCBF, Monarch Community Bank, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an antitakeover nature in their respective articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter MSB and MCBF shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange or market with respect thereto; *provided, however,* that nothing in this *Section 5.7* shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party's disclosure obligations imposed by law.

5.8 Stockholder Meeting. MSB will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, MSB will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the "**Stockholder Meeting**") as

promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. MSB's Board of Directors will use all reasonable best efforts to obtain from MSB's stockholders a vote approving this Agreement. Except as provided in this Agreement, (i) MSB's Board of Directors shall recommend to MSB's stockholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that MSB's Board of Directors has recommended that MSB's stockholders vote in favor of the approval of this Agreement and (iii) neither MSB's Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to MCBF, the recommendation of MSB's Board of Directors that MSB's stockholders vote in favor of approval of this Agreement or make any statement in connection with the Stockholder Meeting inconsistent with such recommendation. Notwithstanding the foregoing, if MSB's Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that recommending this Agreement is reasonably likely to result in a violation of its fiduciary duties under applicable law, then in submitting the Agreement to stockholders at the Stockholder Meeting it may submit the Agreement without recommendation of approval, in which case the Board of Directors may communicate the basis for its lack of a recommendation of approval to the stockholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

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5.9 Registration of MCBF Common Stock.

(a) As promptly as reasonably practicable following the date hereof, MCBF shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of MCBF Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "**Registration Statement**"). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the MSB stockholders at the Stockholders Meeting, which shall also constitute the prospectus relating to the shares of MCBF Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the "**Proxy Statement-Prospectus**"). MSB will furnish to MCBF the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with MCBF and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. MCBF shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. MSB will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to MSB's stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. MCBF will advise MSB, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the MCBF Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to MCBF or MSB, or any of their respective affiliates, officers or directors, should be discovered by MCBF or MSB which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by MCBF with the SEC and disseminated by MSB to the stockholders of MSB.

(b) MCBF shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of MSB and MCBF shall furnish all information concerning it and the holders of MSB Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, MCBF shall notify The Nasdaq SmallCap Market of the additional shares of MCBF Common Stock to be issued by MCBF in exchange for the shares of MSB Common Stock and shall take all actions required or appropriate to cause the additional shares to be authorized for quotation.

5.10 Affiliate Letters. MSB shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" of MSB under Rule 145 of the Securities Act to

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deliver to MCBF as soon as practicable and prior to the mailing of the Proxy Statement-Prospectus executed letter agreements, each substantially in the form attached hereto as <u>Exhibit C</u>, providing that such person will comply with Rule 145.

5.11 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which is reasonably likely to result in a Material Adverse Effect. Each of MSB and MCBF shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.12 Employee Benefits Matters.

(a) All persons who are employees of Marshall Savings Bank immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a "**Continuing Employee**") shall, at the Effective Time, become employees of Monarch Community Bank; *provided, however,* that in no event shall any employee of Marshall Savings Bank become an officer of Monarch Community Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of Monarch Community Bank and that MCBF shall use reasonable efforts to offer a position to all employees of Marshall Savings Bank. Except for Continuing Employees who enter into employment contracts with MCBF or Monarch Community Bank, all of the Continuing Employees shall be employed at the will of Monarch Community Bank and no contractual right to employment shall inure to such employees because of this Agreement.

(b) As of the Effective Time, MCBF shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to MCBF employees, except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar MSB Employee Plan at the Effective Time.

(c) As of the Effective Time, each MSB employee who is a participant in the pension plan of Marshall Savings Bank (the "**Marshall Pension Plan**") shall become fully vested in his or her accrued benefit in the Marshall Pension Plan and the Marshall Pension Plan will either be merged into the pension plan of Monarch Community Bank (the "**Monarch Pension Plan**") effective as of a date following the Effective Time selected by Monarch Community Bank or, if so elected by Monarch Community Bank, Marshall Savings Bank shall

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withdraw from the Financial Institutions Retirement Fund immediately prior to, on, or after the Effective Time. The determination as to whether Marshall Savings Bank shall withdraw from the Financial Institutions Retirement Fund or whether the Marshall Pension Plan shall be merged shall be made by Monarch Community Bank. Effective as of the date of the merger of the Marshall Pension Plan into the Monarch Pension Plan, if applicable, or the withdrawal of Marshall Savings Bank from the Financial Institutions Retirement Fund (or the Effective Time, if subsequent to such withdrawal), if applicable, Continuing Employees who are then participating in the Marshall Pension Plan shall become participants in the Monarch Pension Plan. If Marshall Savings Bank withdraws from the Financial Institutions Retirement Fund, the service with MSB and Marshall Savings Bank shall not be recognized for purposes of benefit accrual under the Monarch Pension Plan. Except as set forth above in this paragraph, once a Continuing Employee becomes a participant in the Monarch Pension Plan, such Continuing Employee's service with MSB and Marshall Savings Bank shall be treated as service with Monarch Community Bank for purposes of determining eligibility, vesting and benefit accrual, to the extent that such recognition of service would not result in a duplication of benefits.

(d) As soon as practicable following the date hereof but, in any event, prior to the Effective Time, Marshall Savings Bank shall take any and all action necessary to terminate its employee stock ownership plan (the "**Marshall ESOP**") as of the Effective Time. At the Effective Time, the trustee of the Marshall ESOP shall repay the existing loan of Marshall ESOP and allocate any unallocated assets remaining after the loan is repaid as earnings in accordance with the terms of the Marshall ESOP. After the termination date of the Marshall ESOP and prior to any distributions to any participants in the Marshall ESOP, the plan sponsor for the Marshall ESOP shall have received a favorable letter from the IRS related to the tax-qualified status of the Marshall ESOP upon termination.

(e) Immediately following the Effective Time, each Continuing Employee shall be eligible to participate in the 401(k) plan of Monarch Community Bank (the "**Monarch 401(k) Plan**"), subject to *Section 5.12(d),* the employee stock ownership plan of Monarch Community Bank (the "**Monarch ESOP**") and, subject to *Section 5.12(c)*, the Monarch Pension Plan, on the same basis as any newly hired employee of Monarch Community Bank (it being understood that inclusion of eligible Continuing Employees in the Monarch 401(k) Plan and the Monarch ESOP may occur at different times with respect to different employees); provided, however, that except as otherwise provided for in this paragraph, for purposes of determining eligibility and vesting for purposes of the Monarch 401(k) Plan and the Monarch ESOP, each eligible Continuing Employee's service with MSB and Marshall Savings Bank shall be treated as service with Monarch Community Bank to the extent that such recognition of service would not result in a duplication of benefits; and, provided further, that no Continuing Employee shall enter the Monarch 401(k) Plan, Monarch ESOP or Monarch Pension Plan until the first entry date of the plan following the Closing Date in the event the Closing Date occurs prior to January 1, 2004.

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(f) The foregoing subparagraphs (d) and (e) notwithstanding, MCBF agrees to honor in accordance with their terms all benefits vested as of the Effective Time under the MSB Employee Plans and all vested benefits or other vested amounts earned or accrued through such time under contracts, arrangements, commitments or understandings described in MSB's Disclosure Letter, including benefits which vest or are otherwise accrued as a result of the consummation of the transactions contemplated by this Agreement.

(g) On or before the Effective Time, MSB shall pay annual bonuses for the year ending June 30, 2003, consistent with past practice as set forth in MSB's Disclosure Letter.

5.13 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, MCBF agrees to indemnify and hold harmless each present and former director and officer of MSB and its Subsidiaries and each officer or employee of MSB and its Subsidiaries that is serving or has served as a director or trustee of another entity expressly at MSB's request or direction (each, an "**Indemnified Party**"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to MSB's articles of incorporation and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b) Any Indemnified Party wishing to claim indemnification under *Section 5.13(a)*, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify MCBF thereof, but the failure to so notify shall not relieve MCBF of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice MCBF.

(c) MCBF shall maintain MSB's existing directors' and officers' liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by MSB's existing policy, including MCBF's existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Time; *provided*, *however*, that in no event shall MCBF be obligated to expend, in order to maintain or provide insurance coverage pursuant to

this *Section 5.13(c)*, an amount per annum in excess of 150% of the amount of the annual premiums paid by MSB as of the date hereof for such insurance ("**Maximum Insurance Amount**"); *provided further,* that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, MCBF shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) In the event MCBF or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of MCBF assume the obligations set forth in this *Section 5.13*.

(e) The provisions of this *Section 5.13* are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.14 Section 16 Matters. Prior to the Effective Time, MSB and MCBF shall take all such steps as may be required to cause any dispositions of MSB Common Stock (including derivative securities with respect to MSB Common Stock) or acquisitions of MCBF Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to MSB to be exempt under Rule 16b-3 promulgated under the Exchange Act. MSB agrees to promptly furnish MCBF with all requisite information necessary for MCBF to take the actions contemplated by this *Section 5.14*.

5.15 Dividends. After the date of this Agreement, MSB shall declare and pay dividends on the MSB Common Stock on a quarterly basis and each of MCBF and MSB shall coordinate with the other the payment of dividends with respect to the MCBF Common Stock and the MSB Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of MCBF Common Stock and MSB Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of MCBF Common Stock and/or MSB Common Stock or any shares of MCBF Common Stock that any such holder receives in exchange for such shares of MSB Common Stock in the Merger.

5.16 Board of Directors. MCBF shall take all action necessary to appoint two members of MSB's Board of Directors, selected by MCBF to the Boards of Directors of MCBF and Monarch Community Bank, effective immediately following the Effective Time.

ARTICLE VI
CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) *Stockholder Approval*. This Agreement shall have been approved by the requisite vote of MSB's stockholders in accordance with applicable laws and regulations.

(b) *Regulatory Approvals*. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; *provided, however*, that none of such approvals, consents or waivers shall contain any condition or requirement that would reasonably be likely to have or result in a Material Adverse Effect on MCBF and its Subsidiaries after the Effective Time.

(c) *No Injunctions or Restraints; Illegality*. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) *Registration Statement; Blue Sky Laws*. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and MCBF shall have received all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement.

(e) *Third Party Consents*. MCBF and MSB shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in *Section 6.1(b)*) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on MCBF (after giving effect to the consummation of the transactions contemplated hereby).

<p style="text-align:center">54</p>

6.2 Conditions to the Obligations of MCBF. The obligations of MCBF to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by MCBF:

(a) *MSB's Representations and Warranties*. Each of the representations and warranties of MSB contained in *Sections 3.2(a)* (except as relates to qualification), *(b)* (except as relates to qualification), *(c)* (except for the exercise of stock options set forth therein), *(d)*, *(e)(i)* and *(ii)* and *(y)* of this Agreement shall be true and correct (except for inaccuracies that are de minimis) as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date, and there shall not exist any inaccuracies in the representations and warranties of MSB contained in this Agreement (including the representations and warranties set forth in the Sections designated above) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on MSB.

(b) *Performance of MSB's Obligations*. MSB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) *Officers' Certificate*. MCBF shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of MSB to the effect that the conditions set forth in *Sections 6.2(a)* and *(b)* have been satisfied.

6.3 Conditions to the Obligations of MSB. The obligations of MSB to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by MSB:

(a) *MCBF's Representations and Warranties*. Each of the representations and warranties of MCBF contained in *Sections 3.3(a)* (except as relates to qualification), *(b)* (except as relates to qualification), *(c)* (except for the exercise of stock options set forth therein), *(d)* and *(e)(i)* and *(ii)* of this Agreement shall be true and correct (except for inaccuracies that are de minimis) as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date, and there shall not exist any inaccuracies in the representations and warranties of MCBF contained in this Agreement (including the representations and warranties set forth in the Sections designated above) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on MCBF.

(b) *Performance of MCBF's Obligations*. MCBF shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

55

(c) *Officers' Certificate*. MSB shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of MCBF to the effect that the conditions set forth in *Sections 6.3(a)* and *(b)* have been satisfied.

(d) *Deposit of Merger Consideration*. MCBF shall have deposited with the Exchange Agent sufficient cash to pay the aggregate Cash Consideration.


ARTICLE VII
TERMINATION


7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a) by the mutual written consent of MCBF and MSB; or

(b) by either MCBF or MSB, in the event of the failure of MSB's stockholders to approve the Agreement at the Stockholder Meeting; *provided*, *however*, that MSB shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under *Section 5.8*; or

(c) by either MCBF or MSB, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either MCBF or MSB, in the event that the Merger is not consummated by May 31, 2004, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either MCBF or MSB (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in *Sections 6.2(a)* and *(b)* or *Sections 6.3(a)* and *(b)*, as the case may be, would not be satisfied and such breach or untrue representation or warranty has not

56

---

been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty;

(f) by MCBF, if the Board of Directors of MSB does not publicly recommend in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors of MSB withdraws, qualifies or revises such recommendation in any respect materially adverse to MCBF; or

(4) by MSB if, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of *Section 5.1*, MSB's Board of Directors shall have determined in good faith (based on advice of its outside legal counsel) that failing to terminate this Agreement is reasonably likely to result in a breach of its fiduciary duties under applicable law; provided that simultaneously with such termination of this Agreement, MSB shall enter into a definitive agreement with respect to such Superior Proposal and pay to MCBF the amount set forth in *Section 7.2(b)*; provided further that (i) at least five business days prior to such termination, MSB shall provide written notice to MCBF advising it that MSB's Board of Directors is prepared, subject to any action taken by MCBF pursuant to this sentence, to cause MSB to accept a Superior Proposal, specifying the terms and conditions thereof and identifying the person making such proposal (it being understood and agreed that any amendment or modification of an Acquisition Proposal shall result in a new Acquisition Proposal for which a new five business day period following a new notice referred to above shall be required) and (ii) MSB shall, and shall cause its outside legal counsel and financial advisor to, negotiate in good faith with MCBF to make adjustments in the terms and conditions of this Agreement as would enable MSB to proceed with the transactions contemplated hereby on such adjusted terms.

7.2 Termination Fee.

(a) If MCBF terminates this Agreement pursuant to *Section 7.1(f)*, then MSB shall make payment to MCBF of a termination fee in the amount of $1,200,000. Such amount shall be paid by wire transfer of immediately available funds within two business days following such termination.

(b) If MSB terminates this Agreement pursuant to *Section 7.1(g)*, then MSB shall make payment to MCBF of a termination fee in the amount of $1,200,000. Such amount shall be paid by wire transfer of immediately available funds within two business days following such termination.

(c) If this Agreement is terminated by (i) MCBF pursuant to *Section 7.1(e)* where the breach giving rise to such termination was willful and in such case an Acquisition Proposal by a third party with respect to MSB has been publicly announced, disclosed or communicated or made known to the senior management or Board of Directors of MSB by such third party at any time after the date of this Agreement and prior to the date of termination or (ii) either party pursuant to *Section*

7.1(b) and in such case an Acquisition Proposal by a third party with respect to MSB has been publicly announced, disclosed or communicated or made known to the senior management or Board of Directors of MSB by such third party at any time after the date of this Agreement and prior to the date of the Stockholders Meeting, then MSB shall make payment to MCBF of a termination fee in the amount of $1,200,000 if within 24 months after such termination, MSB shall consummate or enter into any agreement with respect to an Acquisition Proposal. Such amount shall be paid by wire transfer of immediately available funds on the date of such execution or consummation.

(d) Notwithstanding anything herein to the contrary, in no event shall the aggregate amount that MSB must pay to MCBF pursuant to *Sections 7.2(a)*, *(b)* and *(c)* exceed $1,200,000.

7.3 Effect of Termination. In the event of termination of this Agreement by either MCBF or MSB as provided in *Section 7.1*, this Agreement shall forthwith become void and, subject to *Section 7.2*, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) *Sections 5.3(c)*, *7.2*, and *8.6*, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII
CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this

Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation." Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including *Section 5.13* of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefitted by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties

58

hereto except that, after the vote by the stockholders of MSB, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of MSB Common Stock or contravene any provision of the MGCL or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that expenses incurred in connection with the filing, printing and mailing of the Proxy Statement-Prospectus and Registration Statement shall be shared equally by MCBF and MSB.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to MCBF, to:

> Monarch Community Bancorp, Inc.
> 375 North Willowbrook Road
> Coldwater, Michigan 49036
> Facsimile: (517) 279-0224
> Attention: John R. Schroll

With a copy to:

> Muldoon Murphy & Faucette LLP
> 5101 Wisconsin Avenue, NW
> Washington, DC 20016
> Facsimile: (202) 966-9409
> Attention: Lawrence M.F. Spaccasi, Esq.

59

If to MSB, to:

>MSB Financial, Inc.
>107 North Park Street
>Marshall, Michigan 49068
>Facsimile: (269) 781-8412
>Attention: Charles B. Cook

With a copy to:

>Silver, Freedman & Taff, L.L.P.
>1700 Wisconsin Avenue, N.W.
>Washington, DC 20007
>Facsimile: (202) 295-4500
>Attention: James Fleischer, Esq.

8.8 Entire Agreement; etc. This Agreement, together with the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for *Section 5.13*, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies hereunder, and the covenants undertakings and agreements set forth herein shall be solely for the benefit of and shall be enforceable only by, the parties hereto and their permitted assignees.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Severability. If any term or provision of this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.

8.11 Specific Enforceability; Remedies. The parties recognize and hereby acknowledge that it may be impossible to measure in money the damages that would result to a party by reason of the failure of either of the parties to perform any of the obligations imposed on it by this Agreement and that in any event damages would be an inadequate remedy in this instance. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof,

the party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists and shall waive or not assert any requirement to post bond in connection with seeking specific performance. The parties hereto agree that this provision is without prejudice to any other rights or remedies that the parties hereto may have at law or in equity for any failure to perform, or a breach of a representation or warranty under, this Agreement.

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.


Monarch Community Bancorp, Inc.


By: /s/ John R. Schroll

John R. Schroll
President and Chief Executive Officer

Monarch Acquisition Corp.

By: /s/ John R. Schroll

John R. Schroll
President and Chief Executive Officer

MSB Financial, Inc.

By: /s/ Charles B. Cook

Charles B. Cook
President and Chief Executive Officer


EXHIBIT A



FORM OF VOTING AGREEMENT

[, 2003]


Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

Attn: Board of Directors

To the Board of Directors:

The undersigned is a director of MSB Financial, Inc. ("MSB") and the beneficial holder of shares of common stock of MSB (the "MSB Common Stock").

Monarch Community Bancorp, Inc. ("MCBF") and MSB are considering the execution of an Agreement and Plan of Merger (the "Agreement") contemplating the acquisition of MSB through the merger of a merger subsidiary of MCBF with and into MSB (the "Merger"). The execution of the Agreement by MCBF is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that MCBF will incur in connection with the transactions contemplated by the Agreement and in order to induce MCBF to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a stockholder of MSB, and not in his capacity as a director or officer of MSB, as follows:

1. While this letter agreement is in effect the undersigned shall not, directly or indirectly: (a) sell or otherwise dispose of or encumber prior to the record date of MSB's Stockholder Meeting (as defined in the Agreement) (except in the ordinary course of business for purposes of securing margin credit) any or all of his shares of MSB Common Stock; or (b) deposit any shares of MSB Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of MSB Common Stock or grant any proxy with respect thereto, other than to other members of the Board of Directors of MSB for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

Monarch Community Bancorp, Inc.
Page 2

2. While this letter agreement is in effect the undersigned shall vote or cause to be voted all of the shares of MSB Common Stock that the undersigned shall be entitled to so vote, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, for the approval of the Agreement and the Merger at MSB's Stockholder Meeting.

3. While this letter agreement is in effect the undersigned shall not exercise any options for MSB Common Stock that the undersigned beneficially owns on the date of this letter agreement without the prior written consent of MCBF.

4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, MCBF shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his capacity as a stockholder of MSB and, if applicable, shall not in any way limit or affect actions the undersigned may take in his capacity as a director or officer of MSB.

6. This letter agreement shall automatically terminate upon the earlier of: (i) the termination of the Agreement in accordance with its terms; or (ii) the Effective Time (as that term is defined in the Agreement) of the Merger.

7. As of the date hereof, the undersigned has voting power with respect to _____ shares of MSB Common Stock.

Notwithstanding the foregoing, if the undersigned, after consultation with and based on the advice of counsel, determines in good faith that compliance with paragraph 2 above is reasonably likely to result in a violation of his or her fiduciary duties as a stockholder under applicable law, then compliance with paragraph 2 above shall not be required, provided that the undersigned notifies MCBF of such noncompliance at least 5 business days prior to such noncompliance.

Monarch Community Bancorp, Inc.
Page 3

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.


Very
truly
yours,

By:

Name:


Accepted and agreed to as of
the date first above written:

Monarch Community Bancorp, Inc.

_____

John R. Schroll
President and Chief Executive Officer


EXHIBIT B



PLAN OF BANK MERGER

of

MARSHALL SAVINGS BANK, F.S.B.

with and into

MONARCH COMMUNITY BANK


   THIS PLAN OF BANK MERGER ("Plan of Bank Merger") is entered into as of the ___ day of ____, 2003 by and between **MARSHALL SAVINGS BANK, F.S.B.**, a stock savings bank chartered and existing under the laws of the United States of America, ("Marshall") and **MONARCH COMMUNITY BANK**, a stock savings bank chartered and existing under the laws of the United States of America ("Monarch"); and

   WHEREAS, this Plan of Bank Merger is being entered into pursuant to the Agreement and Plan of Merger dated as of September 2, 2003 (the "Merger Agreement") by and between Monarch Community Bancorp, Inc., ("MCBF") Monarch Acquisition Corp. and MSB Financial, Inc. ("MSB"), pursuant to which MCBF will acquire MSB; and

   WHEREAS, this Plan of Bank Merger has been approved by at least two-thirds of the directors of each of Monarch and Marshall.

   NOW, THEREFORE, in consideration of the covenants and agreements of the parties contained herein, the parties hereto hereby make, adopt and approve this Plan of Bank Merger in order to set forth the terms and conditions for the merger of Marshall with and into Monarch (the "Merger").

1. Effective Time of the Merger. The Merger shall not be effective unless and until the Merger receives any necessary approvals from the Office of Thrift Supervision pursuant to 12 C.F.R. 563.22 or such other later time specified on the Articles of Combination filed with the Office of Thrift Supervision (the "Effective Time").

2. Constituent Institutions. The name of each constituent institution to the Merger is MONARCH COMMUNITY BANK and MARSHALL SAVINGS BANK, F.S.B.

3. <u>Name of the Resulting Institution</u>. The resulting institution in the Merger shall be MONARCH COMMUNITY BANK (Monarch is sometimes referred to herein as the "Resulting Institution").

4. <u>Location of Home Office and Other Offices of Resulting Institution</u>. The location of the principal office and other offices of the Resulting Institution are listed in Appendix A hereto attached.

5. <u>Terms and Conditions of Merger</u>. Subject to the terms and conditions of this Plan of Bank Merger, at the Effective Time, Marshall shall be merged with and into Monarch pursuant to the provisions of, and with the effect provided under the laws of, the United States of America. At the Effective Time, the separate existence of Marshall shall cease and Monarch as the resulting institution, shall continue unaffected and unimpaired by the Merger.

6. <u>Charter</u>. At the Effective Time, the charter of Monarch, as in effect immediately prior to the Effective Time, shall constitute the charter of the Resulting Institution, unless and until the same shall be amended as provided by law and the terms of such charter.

7. <u>Bylaws</u>. At the Effective Time, the bylaws of Monarch, as in effect immediately prior to the Effective Time, shall be the bylaws of the Resulting Institution, unless and until amended or repealed as provided by law, its charter and such bylaws.

8. <u>Savings Account Issuance by Resulting Institution</u>. After the Effective Time, the Resulting Institution will continue to issue deposit accounts, including savings accounts, on the same basis as immediately prior to the Effective Time.

9. <u>Liquidation Account</u>. The Resulting Institution shall, at the time of the Merger, assume the liquidation account(s) of Marshall immediately prior to the Effective Time, which liquidation account(s) shall participate pari passu with any other liquidation accounts of the Resulting Institution. In the event of a complete liquidation of the Resulting Institution, and only in such event, the amount distributable to each account holder will be determined in accordance with the rules and regulations of the Office of Thrift Supervision pertaining to conversions by savings associations from mutual to stock form of organization, on the basis of such account holder's subaccount balance with the Resulting Institution at the time of its liquidation. No merger, consolidation, purchase of bulk assets with assumption of savings accounts and other liabilities, or similar transaction, whether or not the Resulting Institution is the surviving institution, will be deemed to be a complete liquidation for this purpose, and, in any such transaction, the liquidation account shall be assumed by the surviving institution.

10. <u>Directors of Resulting Institution</u>. The names of the persons who shall constitute the Board of Directors of the Resulting Institution after the Effective Time are

listed in <u>Appendix</u> B hereto attached.

11. <u>Effect on Outstanding Shares of Marshall Common Stock</u>. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, all outstanding shares of common stock, par value $0.01 per share, of Marshall shall automatically be canceled and retired and shall cease to exist.

12. <u>Effect on Outstanding Shares of Monarch Common Stock</u>. The shares of common stock, par value $0.01 per share, of Monarch issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger and shall be the only issued and outstanding shares of the Resulting Institution.

13. <u>Conditions to Each Party's Obligation to Effect the Merger</u>. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the conditions set forth in Article VI of the Merger Agreement.

14. <u>Termination</u>. This Plan of Bank Merger shall terminate automatically upon termination of the Merger Agreement.

15. <u>Amendment</u>. This Plan of Bank Merger may not be amended except by an agreement in writing signed on behalf of each of the parties hereto.

16. <u>Governing Law</u>. This Plan of Bank Merger shall be governed by and construed and enforced in accordance with the laws of the United States of America.

17. <u>Captions</u>. The captions heading the sections in this Plan of Bank Merger are for convenience only and shall not affect the construction or interpretation of this Plan of Bank Merger.

18. <u>Counterparts</u>. This Plan of Bank Merger may be executed in two or more counterparts, any of which may be facsimile copies, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Parties has caused this Plan of Bank Merger to be duly executed and delivered by its duly authorized officers as of the date first above written.

MONARCH COMMUNITY BANK

ATTEST:

By: _____

John R. Schroll
Its: President and Chief Executive Officer

ATTEST:

MARSHALL SAVINGS BANK, F.S.B.

By: _____

Charles B. Cook
Its: President and Chief Executive Officer

APPENDIX A

Location of Home Office and Other Offices of Resulting Institution

Main Office:

375 North Willowbrook Road
Coldwater, Michigan 49036

Branch Offices:

1 West Carleton Road
Hillsdale, Michigan 49242

365 North Broadway Street
Union City, Michigan 49094

125 West Chicago Road
Jonesville, Michigan 49250

30 West Chicago Street
Coldwater, Michigan 49036

107 North Park Avenue
Marshall, Michigan 49068

15975 West Michigan Avenue
Marshall, Michigan 49068

801 West Michigan Avenue
Marshall, Michigan 49068

Drive-Thru:

24 Grand Street
Coldwater, Michigan 49036

APPENDIX B

Directors of Resulting Institution

Name	Residence Address	Year Term Expires
John R. Schroll	209 N. Clay Street Coldwater, MI 49036	2004
Craig W. Dally	29 Hawley Center Drive Coldwater, MI 49036	2004
Harold A. Adamson	131 Compton Street Bronson, MI 49028	2005
Lauren L. Bracy	828 Quincy Grange Road Quincy, MI 49082	2005
James R. Vozar	620 Hodunk Road Coldwater, MI 49036	2005

Frank M. Tripp	616 S. Fall River Drive Coldwater, MI 49036	2006
Stephen M. Ross	1860 Wildwood Drive Hillsdale, MI 49242	2006
Gordon L. Welch	10500 Moscow Road Hanover, MI 49241	2006

In addition, MCBF shall take all action necessary to appoint two members of MSB's Board of Directors, selected by MCBF to the Board of Directors of Monarch, effective immediately following the Effective Time.

EXHIBIT C

FORM OF AFFILIATE LETTER
[, 2003]

Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

Ladies and Gentlemen:

I have been advised that I may be deemed to be, but do not admit that I am, an "affiliate" of MSB Financial, Inc., a Maryland corporation ("MSB"), as that term is defined in Rule 144 and used in Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of September 2, 2003 (the "Merger Agreement"), by and between MSB, Monarch Community Bancorp, Inc., a Maryland corporation, ("MCBF") and Monarch Acquisition Corp., a Maryland corporation, ("Acquisition Sub") MSB plans to merge with and into Acquisition Sub (the "Merger").

I further understand that as a result of the Merger, I may receive shares of common stock, par value $0.01 per share, of MCBF ("MCBF Common Stock") in exchange for shares of common stock, par value $0.01 per share, of MSB ("MSB Common Stock").

I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of MCBF Common Stock, to the extent I felt necessary, with my counsel or counsel for MSB.

I represent, warrant and covenant with and to MCBF that in the event I receive any shares of MCBF Common Stock as a result of the Merger:

Monarch Community Bancorp, Inc.
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1. I shall not make any sale, transfer, or other disposition of such shares of MCBF Common Stock unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act (as such rule may be amended from time to time), or (iii) in the opinion of counsel in form and substance reasonably satisfactory to MCBF, or under a "no-action" letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under, the Securities Act.

2. I understand that MCBF is under no obligation to register the sale, transfer or other disposition of shares of MCBF Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

3. I understand that stop transfer instructions will be given to MCBF's transfer agent with respect to shares of MCBF Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

   "The shares represented by this certificate were issued as a result of the merger of MSB Financial, Inc. with and into Monarch Community Bancorp, Inc. on _____, 2003, in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and Monarch Community Bancorp, Inc., a copy of which agreement is on file at the principal offices of Monarch Community Bancorp, Inc."

4. I understand that, unless transfer by me of the MCBF Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, MCBF reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

   "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from _____ who, in turn, received such shares as a result of the merger of MSB Financial, Inc. with and into Monarch Community Bancorp, Inc. on _____, 2003, in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution

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   thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

It is understood and agreed that the legends set forth in paragraphs (3) and (4) above shall be removed by delivery of substitute certificates without such legends if I shall have delivered to MCBF (i) a copy of a "no action" letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to MCBF, to the effect that such legend is not required for purposes of the Act, or (ii) evidence or representations satisfactory to MCBF that MCBF Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

I further understand and agree that the provisions of Rule 145 shall apply to all shares of MCBF Common Stock that my spouse, any relative of mine, or any relative of my spouse, any one of whom has the same home as me, receives as a result of the Merger and I further represent, warrant and covenant with and to MCBF that I will have, and will cause each of such persons to have, all shares of MSB Common Stock owned (other than shares held through tax qualified retirement or benefit plans) by me or such persons registered in my name or the name of such persons, as applicable, prior to the effective date of the Merger and not in the name of any bank, broker or dealer, nominee or clearing house.

By acceptance hereof, MCBF agrees, for a period of two years after the Effective Time (as defined in the Agreement) that, so long as it is obligated to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, it will use its reasonable best efforts to timely file such reports so that the public information requirements of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) are therefore available to me in the event I desire to transfer any MCBF Common Stock issued to me in the Merger.

Very truly yours,

By:

Name:

Accepted and agreed to as of
the date first above written:

Monarch Community Bancorp, Inc.

John R. Schroll
President and Chief Executive Officer